UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

RoyaltyTraders, LLC dba SongVest

Delaware	86-2712690
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1053 East Whitaker Mill Rd., Suite 115 Raleigh, NC	27604
(Address of principal executive offices)	(Zip Code)

(919) 276-5454

(Issuer’s telephone number, including area code)

“Hit The Quan” Royalty Share Units

“Chippass” Royalty Share Units

“Fear No More” Royalty Share Units

“Onyx” Royalty Share Units

“Cross Me” Royalty Share Units

“Young L” Royalty Share Units

“Cainon Lamb” Royalty Share Units

“Erik Cain” Royalty Share Units

“No Scrubs - TLC Version” Royalty Share Units

“Creep - TLC Version” Royalty Share Units

“Diggin On You - TLC Version” Royalty Share Units

“Swish Swish” Royalty Share Units
“Canion Lamb (Beyonce’s Countdown and More)” Royalty Share Units

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report on Form 1-K (the “Annual Report”), the terms “SongVest”, “our”, “we”, “us”, and the “company” refer to RoyaltyTraders LLC dba SongVest. Our company is managed by SAJA LLC, a Delaware limited liability company formed on October 3, 2024 (“SAJA”), which also owns 100% of our company. Throughout this Annual Report, we refer to SAJA as the “manager”.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The market data and certain other statistical information used throughout this report are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this report, and we believe that these sources are reliable. We have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this report, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors. Some data are also based on our good faith estimates.

ROYALTY SHARE UNITS OFFERING TABLE

The tables below show key information related to the offering of each series of Royalty Share Units as of the date of this Annual Report.

The following table provides information on offerings of our Royalty Share Units under our current offering statement (File No.: 024-12524).

Royalty Share Unit Name	Underlying Portfolio(s)	Offering Price per Unit	Minimum Offering Amount(2)	Maximum Offering Amount(2)	Maximum Units	Opening Date	Closing Date	Final Amount Sold ($)	Distributions Paid ($)	Status(4)
“No Scrubs – TLC Version” 2nd Offering	“No Scrubs – TLC Version” Sound Recording Owner’s Share	$120	$-	$61,440	512	December 20, 2024	April 30, 2025	$4,800	$2,180.50	Closed
“Creep – TLC Version” 2nd Offering	“Creep – TLC Version” Sound Recording Owner’s Share	$120	$-	$76,200	635	December 20, 2024	April 30, 2025	$3,000	$35.00	Closed
“Beyonce’s Radio”	“Beyonce’s Radio” Producer’s Share	$36	$-	$38,880	1,080	December 20, 2024	April 30, 2025	$9,972	N/A	Closed
Beyonce: “Countdown”	“Beyonce’s Countdown and More” Writer’s Share	$72	$-	$37,152	516	December 20, 2024	April 30, 2025	$33,192	$2,331.80	Closed
“Justin Bieber’s Rockin’ Around the Christmas Tree”	“Rockin’ Around the Christmas Tree” Producer’s Share	$37.80	$-	$108,864	2,880	December 20, 2024	April 30, 2025	N/A	N/A	Withdrawn
“Young Thug – Best Friend”	“Best Friend” Writer’s Share	$36	$-	$19,872	552	December 20, 2024	April 30, 2025	$9,648	N/A	Closed
“Under Pressure”	“Under Pressure” Producer’s Share	$98	$-	$157,486	1,607	December 20, 2024	April 30, 2025	$66,836	$586.72	Closed
“I Want It All”	“I Want It All Producer’s Share	$98	$-	$164,444	1,678	December 20, 2024	April 30, 2025	$17,150	$64.89	Closed
“The Show Must Go On”	“The Show Must Go On” Producer’s Share	$98	$-	$123,774	1,263	December 20, 2024	April 30, 2025	$12,642	$109.80	Closed
“Bohemian Rhapsody Soundtrack”	“Bohemian Rhapsody Soundtrack” Producer’s Share	$98	$-	$64,484	658	December 20, 2024	April 30, 2025	$36,652	$416.89	Closed
“A Kind of Magic”	“A Kind of Magic” Producer’s Share	$98	$-	$139,062	1,419	December 20, 2024	April 30, 2025	$12,446	$163.41	Closed
“Anything At All – 2024 Version”	“Anything At All – 2024 Version” Sound Recording Owner’s Share	$63	$-	$63,000	1,000	December 20, 2024	April 30, 2025	$5,292	N/A	Closed
“Duran Duran’s Ordinary World”	“Duran Duran’s Ordinary World” Sound Recording Owner’s Share	$63	$-	$64,134	1,018	March 31, 2025	April 30, 2025	$16,821	$1,126.80	Closed
“Duran Duran’s Come Undone”	“Duran Duran’s Come Undone” Sound Recording Owner’s Share	$63	$-	$53,676	852	March 31, 2025	April 30, 2025	$14,931	$162.27	Closed
“Zardonic’s Raise Hell”	“Zardonic’s Raise Hell” Sound Recording Owner’s Share	$63	$-	$126,000	2,000	March 31, 2025	April 30, 2025	N/A	N/A	Closed
“Jimmie Allen’s Down Home”	“Jimmie Allen’s Down Home” Sound Recording Owner’s Share	$63	$-	$74,088	1,176	March 31, 2025	April 30, 2025	N/A	N/A	Withdrawn
“Jimmie Allen’s Freedom Was A Highway”	“Jimmie Allen’s Freedom Was A Highway” Sound Recording Owner’s Share	$63	$-	$19,845	315	March 31, 2025	April 30, 2025	N/A	N/A	Withdrawn
“Jimmie Allen’s Best Shot”	“Jimmie Allen’s Best Shot” Sound Recording Owner’s Share	$63	$-	$147,924	2,348	March 31, 2025	April 30, 2025	N/A	N/A	Withdrawn

(1)	The offering price per Royalty Share Unit for this offering was determined by our company. To assist in this determination, our company utilized a “second-price” auction during the testing the waters period under Rule 255 of Regulation A.
(2)	The Minimum Offering Amount is the minimum amount of proceeds our company must raise in order to close on investments in the applicable offering. The Maximum Offering Amount includes the cost to acquire the 100% of the Music Royalty Asset set forth in the “Underlying Portfolio(s)” column in the table above, and, as applicable, the Minimum Offering Amount represents the cost to a smaller percentage of that Music Royalty Asset (as set forth in the applicable Royalty Share Agreement). Each of the minimum and maximum offering amounts (with the exception of the “TLC” offerings) also includes the Sourcing Fee.
(3)	Represents total distributions paid to holders of Royalty Share Units as of the date of this offering circular.
(4)	In this column, “Not Yet Qualified” indicates offerings submitted for review to the SEC under this offering statement, but that have not yet been qualified by the SEC. “Open” indicates that the offering has been qualified by the SEC and the company is actively accepting investments in that offering. “Closed” indicates that the offering was previously Open and accepting investments but is now no longer accepting investments. “Withdrawn” indicates an offering that was either previously qualified by the SEC or submitted to the SEC for qualification in an offering statement that the company has subsequently decided to cancel, returning any investments received by the company from investors in that offering and preventing any future investment in that offering.

The company previously offered is Royalty Share Units pursuant to an offering statement on Form 1-A (File No. 024-11532), in which the Royalty Share Units set forth in the table below were offered and sold. On September 27, 2024, this offering was terminated.

Royalty Share Unit Name	Underlying Portfolio(s)	Offering Price per Unit		Minimum Offering Amount(2)	Maximum Offering Amount(2)	Maximum Units	Opening Date	Closing Date	Final Amount Sold ($)	Distributions Paid(3)
“Hit The Quan”	“Hit the Quan” Producer’s Share	$16.00	(1)	$31,200	$31,200	1,950	September 30, 2021	February 22, 2022	$31,200	$22,912.50
“Sanguine Paradise”	“Sanguine Paradise” Writer’s Share	$250.00	(1)	$47,500	$158,000	632	February 9, 2022	N/A	N/A	N/A
“Gang Forever”	“Gang Forever” Artist’s Share	$250.00	(1)	$57,000	$190,000	760	February 9, 2022	N/A	N/A	N/A
“3 Headed Goat”	“3 Headed Goat” Writer’s Share	$250.00	(1)	$161,500	$537,750	2,151	February 9, 2022	N/A	N/A	N/A
“Chippass”	“Chippass” Record Label’s Share	$250.00	(1)	$13,750	$27,750	111	September 13, 2022	October 13, 2022	$27,750	$9,769.11
“DJ Fresh”	“DJ Fresh” Record Label’s Share & Writer’s Share	$300.00	(1)	$39,600	$79,200	264	September 13, 2022	N/A	N/A	N/A
“Runnin’ (Lose It All)”	“Runnin’ (Lose It All)” Writer’s Share & Publisher’s Share	$250.00	(1)	$133,250	$266,500	1,066	November 22, 2022	N/A	N/A	N/A
“Fear No More”	“Fear No More” Writer’s Share	$100.00	(1)	$7,700	$14,000	140	November 22, 2022	December 22, 2022	$14,000	$5,461.40
“Cross Me”	“Cross Me” Writer’s Share	$100.00	(1)	$11,500	$21,500	215	November 22, 2022	February 6, 2023	$12,300	$2,466.84
“YoungBoy NBA – Drawing Symbols”	“YoungBoy NBA – Drawing Symbols” Writer’s Share	$100.00	(1)	$7,700	$13,800	138	January 3, 2023	N/A	N/A	N/A
“Onyx, Travis Scott, The Notorious B.I.G. & More”	“Onyx, Travis Scott, The Notorious B.I.G. & More” Writer’s Share (excluding Performance) & Publisher’s Share	$150.00	(1)	$33,000	$64,500	430	January 3, 2023	February 2, 2023	$64,500	$22,424.50
“Young L”	“Young L” Writer’s Share & Co-Publisher’s Share	$103.00	(1)	$10,197	$20,394	198	March 6, 2023	March 13, 2023	$20,394	$8,591.22
“Cainon Lamb”	“Cainon Lamb” Writer’s Share	$150.00	(1)	$86,250	$171,000	1,140	March 6, 2023	April 30, 2023	$104,400	$25,682.40
“Erik Cain”	“Erik Cain” Sound Recording Owner’s Share	$100.00	(1)	$15,700	$29,800	298	March 6, 2023	March 24, 2023	$29,800	$7,175.84
“No Scrubs – TLC Version”	“No Scrubs – TLC Version” Sound Recording Owner’s Share	$100.00	(1)	N/A	$130,000	1,300	August 28, 2023	September 21, 2024	$78,800	$8,055.39

Royalty Share Unit Name	Underlying Portfolio(s)	Offering Price per Unit		Minimum Offering Amount(2)	Maximum Offering Amount(2)	Maximum Units	Opening Date	Closing Date	Final Amount Sold ($)	Distributions Paid(3)
“Creep – TLC Version”	“Creep – TLC Version” Sound Recording Owner’s Share	$100.00	(1)	N/A	$105,000	1,050	August 28, 2023	September 21, 2024	$41,500	$1,515.50
“Diggin On You – TLC Version”	“Diggin On You – TLC Version” Sound Recording Owner’s Share	$110.00	(1)	N/A	$22,000	200	August 28, 2023	July 31, 2024	$22,000	$290.00
“Swish Swish”	“Swish Swish” Writer’s Share & Publisher’s Share	$100.00		$18,200	$36,300	363	December 6, 2023	January 16, 2024	$36,600	$4,283.40
“Allstar JR 3 Macs”	“Allstar JR 3 Macs” Sound Recording “Shaudie Man STEP” Owner’s Share	$50.00		$36,550	$73,100	1,462	N/A	N/A	N/A	N/A
“Shaudie Man STEP”	Sound Recording Owner’s Share	$50.00		$19,950	$39,900	798	N/A	N/A	N/A	N/A
“Willie Taylor Soakin Wet”	“Willie Taylor Soakin Wet” Sound Recording Owner’s Share	$50.00		$19,750	$39,500	790	N/A	N/A	N/A	N/A
“Beyonce’s Radio”	“Beyonce’s Radio” Producer’s Share	$30.00		$16,200	$32,400	1,080	July 12, 2024	N/A	N/A	N/A
Bullet Boys – I Know There’s Something Going On	“I Know There’s Something Going On” Sound Recording Owner’s Share	$50.00		$15,150	$30,250	605	July 12, 2024	N/A	N/A	N/A
Bullet Boys– Smooth Up In Ya – 2024 Version	“Smooth Up” Sound Recording Owner’s Share	$60.00		$18,180	$36,300	605	July 12, 2024	N/A	N/A	N/A
“Canion Lamb (Beyonce’s Countdown and More)”	“Beyonce’s Countdown and More” Writer’s Share	$60.00		$35,160	$70,260	1,171	July 12, 2024	September 21, 2024	$39,300	$2,331.80
“Justin Bieber’s Rockin’ Around the Christmas Tree”	“Rockin’ Around the Christmas Tree” Producer’s Share	$31.50		$47,250	$94,500	3,000	July 12, 2024	N/A	N/A	N/A
“Young Thug – Best Friend”	“Best Friend” Writer’s Share	$30.00		$8,280	$16,560	552	July 12, 2024	N/A	N/A	N/A

(1)	The offering price per Royalty Share Unit for this offering was determined by our company. To assist in this determination, our company utilized a “second-price” auction during the testing the waters period under Rule 255 of Regulation A.
(2)	The Minimum Offering Amount is the minimum amount of proceeds our company had to raise in order to close on investments in the applicable offering. The Maximum Offering Amount includes the cost to acquire the 100% of the Music Royalty Asset set forth in the “Underlying Portfolio(s)” column in the table above, and, as applicable, the Minimum Offering Amount represents the cost to a smaller percentage of that Music Royalty Asset (as set forth in the applicable Royalty Share Agreement). Each of the minimum and maximum offering amounts (with the exception of the “Hit the Quan” and “TLC” offerings) also includes the Sourcing Fee.
(3)	Represents total distributions paid to holders of Royalty Share Units as of the date of this Annual Report.

Item 1. Business

Overview of our Company

Our company is a limited liability company formed on March 18, 2021, pursuant to the Delaware Limited Liability Company Act, or the LLC Act. We founded RoyaltyTraders LLC with the mission to combine crowdfunding, investing, and a social network involving fans to create a robust online marketplace where the public can acquire revenue rights (i.e. Royalty Share Units) related to royalties generated by Music Royalty Assets in their favorite music artists’ creations. To this end, we created the SongVest Platform, which allows investors to pick and invest in the royalty streams from compositions by artists, and receive royalty distributions from those assets. Additionally, the SongVest Platform allows investors to impact the success of artists with their albums. Record labels are provided with tools and strategies enabled by the SongVest Platform, such as email marketing, to collectively promote albums, potentially furthering the success of a release, and generating more revenue.

In October 2024, our company underwent a restructuring, whereby we became a wholly-owned subsidiary of, and managed by, SAJA, and certain aspects of our operations – primarily, the ownership and operation of the SongVest Platform – were moved into a newly-formed sister entity, RT2, which is also a wholly-owned subsidiary of, and managed by, SAJA. As a result of this restructuring, our company’s sole business operation is the acquisition of Music Royalty Assets and making offers and sales of related Royalty Share Units.

Market Opportunity

SongVest is poised to take advantage of the growth of two industries – the music industry, and the growth of centralized marketplaces and crowdfunding platforms. SongVest intends to provide a means for investors to participate in the success of their favorite artists’ music, by purchasing Royalty Share Units that provide pro-rata rights to royalties of songs via a Royalty Share Agreement.

We believe music royalty owners, such as artists, record labels, songwriters, producers and estate heirs, are looking for ways to diversify their holdings and liquidity. The current options for financing music revenue streams are limited. In addition, investors and fans have limited access to music royalty investment opportunities because they usually do not have direct access to the holders of music rights. We believe there is a market opportunity to provide music fans with an opportunity to invest in multiple music royalty streams at a fractional level for as little as $10 to $20.

When we started the SongVest Platform, our goal was not just to be an investment platform, but more importantly serve as a central hub for music fans where we could engage with them, which we thought could help boost streaming and other revenue streams of the artists and record labels. Because our investors are fans and have a vested interest in the success of the music they have invested in, we believe it will be a rewarding experience for them.

We believe the SongVest Platform has the opportunity to advance the investment music space through its portal that is intended to provide updated information on which artist and album is trending across multiple social, sales, and streaming data streams. This is where fans can come to find new investment opportunities and share the investments they have made. Our expertise in music sales and marketing will facilitate music fan and investor interactions and will be sought after not only for investment purposes but also for our music market expertise.

We believe the music industry is poised for continued growth after a decline because of COVID. Goldman Sachs’ Music Industry’s long-term growth forecast predicts a compound annual growth rate (CAGR) settling in at 6% for the period of 2019 to 2030.

In addition, we have seen more and more fans and artists use centralized marketplaces, such as Kickstarter, Indiegogo, and Patreon to create different revenue streams which supports the thesis that there is a desire and need on the part of royalty owners for opportunities to capitalize on their future royalty earnings today. It is our mission to help facilitate those opportunities for those royalty owners, as well as to facilitate ways for fans of music to invest and earn while also supporting the artists they admire.

Key Aspects of Our Business

SongVest Platform

The SongVest Platform at www.songvest.com is intended to be a platform that connects investors with different royalty stream investments, and provides further opportunities for the royalty owners to engage with investors and music fans.

The SongVest Platform will have two main goals: (i) the listing of offerings we have for investment; and (ii) serving as a music portal that will provide social, sales, concert and streaming data to showcase the artists and songs that are driving the royalty investments.

The SongVest Platform currently provides to artists and record labels email marketing solutions that allow those parties to engage SongVest to reach out to investors on the SongVest Platform that are collecting royalties on the songs or catalog of songs from the Royalty Share Units they purchased. Through this channel, artists and record labels are able to efficiently communicate about relevant dates for events, concerns, new releases, and other promotions.

Investors in our offerings are able to view the Royalty Share Units they own via the SongVest Platform, as well as view royalty information about payments.

The SongVest Platform is owned and operated by our affiliate, RT2, LLC, which is also wholly-owned and managed by our manager, SAJA. We have contracted for the right to use the SongVest Platform via the Services Agreement, which is described elsewhere in this Offering Circular.

Pipeline

We will market to songwriters, producers, publishers and record labels to build the pipeline for investment opportunities, which we will make available on the SongVest portal. While songwriters, producers and publishers are more likely to want to monetize their assets, we believe record labels will see this as a way to directly connect with fans in ways they have not been able to before. We believe the real upside is in being able to educate record labels that this new way to have a direct connection with fans will allow them not only to increase current album revenue but also provide other forms of upsell and cross-sell opportunities to drive more revenue.

Competition

Our closest competitors are Royalty Exchange in the US and ANote in Europe. We are currently working on signing up top record labels, artists and obtaining industry backing to lock in SongVest as a first mover status given that our business model is different from the competition.

Royalty Share Agreements

It is our intention that each Royalty Share Agreement we enter into will be based on a template royalty agreement that acts as a standard baseline, however, variations may occur. The form of this baseline Royalty Share Agreement is included as an exhibit to the offering statement of which this Offering Circular is part, along with the specific Royalty Share Agreements related to each Music Royalty Asset that is related to an offering we are conducting. Generally, only certain terms of the baseline royalty agreement will be subject to negotiation with each royalty holder. We believe that many royalty owners will not “sell” 100% of their Music Royalty Assets in perpetuity but only sell a portion of them for a certain period of time. Therefore, our royalty agreements will be for a certain percentage of the Music Royalty Asset royalty income and for a certain period of time. We are expecting 30 to 40 year terms. We may also offer shorter term offerings with 3 to 10 year terms for sellers who just need a much shorter term and have a smaller financial need. We expect, though, that each Royalty Share Agreement will be structured as a purchase option agreement, which gives us the right, but not the obligation, to purchase the Music Royalty Asset, typically through the proceeds of the offering for the series related to that Royalty Share Agreement.

Our Manager

Under our amended and restated limited liability company agreement, SAJA is designated as manager of our company. SAJA also wholly-owns our company. Throughout this Offering Circular, we refer to SAJA as the manager of our company. Our manager will assist the company in identifying Music Royalty Assets to be acquired using the proceeds from the offerings we conduct.

See Item 3. “Directors and Officers” of this Annual Report for additional information regarding our manager.

Indemnification of our Manager

Our amended and restated limited liability company agreement provides that, to the fullest extent permitted by Delaware law, our company will indemnify and hold harmless its members, managers, officers from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including reasonable attorneys’ fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which such a party may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to the business of our company, regardless of whether such an individual continues to be a member, manager or officer of the Company at the time any such liability or expense is paid or incurred.

Music Royalty Asset Selection

Our asset selection criteria were established by our manager and are continually influenced by investor demand and current industry trends. The criteria are subject to change from time to time in the sole discretion of our manager. Although we cannot guarantee positive investment returns on the assets we acquire, we endeavor to select assets that are projected to generate positive return on investment, primarily based upon the asset’s historical performance data and assumptions about its ability to produce future royalty income. Our manager will endeavor to select assets with known royalty income history that have the opportunity to continue to produce royalty income for years to come. Our manager also considers the artist, the release date, top chart position, current social media statistics and other data points that might influence the future earnings of the song or songs represented in the Music Royalty Asset.

We will partner with artists, songwriters, producers, royalty owners and record labels to select songs, albums, and catalogs to be subject to a Royalty Share Agreement. We may select and bundle artists and albums for certain series of Royalty Share Units based on genre, relative success of past albums, fan base demographics, or other factors that make such assets fit together as a cohesive package.

Sourcing

We have sales reps that will engage potential artists, record labels and songwriters who are interested in participating in our offerings. They will qualify potential prospects and work with them to understand the opportunity and pull the appropriate materials together. Sales reps are, and will be, paid via commission only on the value of deals sourced and closed upon by the company that such sales reps have introduced to our company.

As compensation for these services, our company will receive a Sourcing Fee a percentage of the “purchase price” – i.e., price to purchase the asset set forth in the applicable Royalty Share Agreement for a Music Royalty Asset. The Sourcing Fee will generally be set based on the level of difficulty and costs related to sourcing the particular Music Royalty Asset related to the series of Royalty Share Units. The “purchase price” is determined by the company in its sole discretion - however, may utilize a “second price” auction to help determine an appropriate purchase price for an asset. The Sourcing Fee will be determined for each offering in the sole discretion of our manager, and may be waived by our manager at its discretion.

Due Diligence.

When evaluating an asset, we will consider the growth, its potential, historical significance, ownership history, past valuation of the asset and comparable assets. Our diligence process will include a review of public auction data, opinions from music advisors in our network, precedent and comparable transactions, among other metrics. We will also complete diligence on the royalty owners themselves and their assets. We will validate that there are no tax liens, divorce decrees, UCC filings or other factors that might encumber or impact the future royalty streams. The diligence process will be a part of a memo that will be put together for an investment review.

Asset Management.

Management of Music Royalty Assets we acquire will involve management of the relationship with the royalty rights holders, as well as oversight of compliance with the terms of the Royalty Share Agreements entered into by the company and royalty holders, to ensure that the company is receiving all payments owed to it pursuant to the terms of the applicable Royalty Share Agreement. The company will monitor the royalty distributions that are due on Music Royalty Assets and will allocate royalty streams to the right owners in a timely manner after such distributions are received by the company.

As compensation for such services, our company will receive an Administrative Fee equal to a certain percentage (up to a maximum of 10%) of value of the royalty payments collected by our company to be distributed to holders of the Royalty Share Units. Such percentage will be determined by for each series on an individual basis. We note that Administrative Fees will only be deducted from distributions actually made to holders of Royalty Share Units—and if there are no royalty payments paid, no Administrative Fees will be received by our company.

Employees

The company does not have any employees as of the date of this Annual Report. Pursuant to the Services Agreement entered into with its affiliate and sister-company, RT2, RT2 provides our company access to RT2’s staff, technology, administration and marketing/sales support functions as necessary for us to carry out our business.

Government Regulation

The types of music royalties available to our company are governed by U.S. copyright law. The Copyright Act establishes compulsory license fees for musical works categorized as “mechanical royalties” along with the writers share and publishers share of music copyright. Additionally, we may utilize other types of royalty streams, like producers share or other specific royalty generating areas that can be contractually secured.

Legal Proceedings

Neither our company nor our manager is presently subject to any material legal proceedings.

Allocations of Expenses

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from Music Royalty Assets made by our company will be allocated amongst the various series of Royalty Share Units. By way of example, it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific Music Royalty Asset)
Revenue	Revenue from royalty income	Allocable pro rata to the holders of the related Royalty Share Units after deduction of expenses.

Offering Expenses	Filing expenses related to submission of regulatory paperwork for a series of Royalty Share Units	The amount to be recovered by our company as stated in the Use of Proceeds above.

	Professional expenses related to the submission of regulatory paperwork for a series of Royalty Share Units	The amount to be recovered by our company as stated in the Use of Proceeds above.

	Audit and accounting work related to the regulatory paperwork or	The amount to be recovered by our company as stated in the Use of Proceeds above.

	Escrow agent fees for the administration of escrow accounts related to each series of Royalty Share Units	The amount to be recovered by our company as stated in the Use of Proceeds above.

	Compliance work including diligence related to the preparation of a series	The amount to be recovered by our company as stated in the Use of Proceeds above.

Sourcing Fee	Compensation for due diligence and efforts to secure a Music Royalty Asset	The amount to be recovered by our company as stated in the Use of Proceeds above.

Administrative Fee	Compensation for administration of the royalty payments to holders of the Royalty Share Units	Amount to be paid to our company is a percentage (not to exceed 10%) of the value of the royalty payments collected by our company to be distributed to holders of each series of Royalty Share Units. Such percentage will be determined on a series by series basis by our company.

Notwithstanding the foregoing, our manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to investors.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operation should be read in conjunction with our financial statements and the related notes included in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Our financial statements for the year ended December 31, 2023 have been audited by Armanino, LLP. Our financial statements for the year ended December 31, 2024 have been audited by Cherry Bekaert LLP.

Overview

For the years ended December 31, 2024 and December 31, 2023

Since its formation in March 2021 through October 2024 our company has been engaged primarily in two areas: selling music catalogs and advances to our customers at auction as well as building the infrastructure to support our new royalty share model by developing the financial, offering and other materials to begin our offerings of Royalty Share Units.

In October 2024, our company underwent a restructuring, whereby we became a wholly-owned subsidiary of, and managed by, SAJA, and certain aspects of our operations – primarily, the ownership and operation of the SongVest Platform – were moved into a newly-formed sister entity, RT2, which is also a wholly-owned subsidiary of, and managed by, SAJA. As a result of this restructuring, our company’s sole business operation is the acquisition of Music Royalty Assets and making offers and sales of related Royalty Share Units. See “Interest of Management and Others in Certain Transactions” for more information on this restructuring, as well as for a description of certain agreements we entered into in connection with this restructuring.

We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Operating Results

Revenues. Revenues are generated at the company level. For the year ended December 31, 2024, we generated $713,735 in gross revenues. For the year ended December 31, 2023, we generated $941,442 in gross revenues. This change represents a decrease in gross revenues of $227,707 in 2024 compared to 2023. Our average monthly revenue decreased from approximately $78,454 in the year ended December 31, 2023 to approximately $59,478 in the year ended December 31, 2024. Revenues were generated in 2024 and 2023 from commissions earned by our company on private sales and advances of music catalogs to purchasers in private, one-off transactions, as well as from Sourcing Fees earned in connection with our offerings of Royalty Share Units. Our company also received minimal revenues from Administrative Fees charged on distributions to investors in our Royalty Share Units in 2024 and 2023. Revenues decreased in 2024 primarily due to fewer private sales of music catalogs in 2024 compared to 2023, as well as due to the effect of the restructuring in October 2024 from which time revenue received from private sales and advances is no longer accounted for in under the RoyaltyTraders LLC.

Operating Expenses. For the year ended December 31, 2024, we incurred operating expenses of $914,563. For the year ended December 31, 2023, we incurred operating expenses of $1,407,492. Average monthly expenses decreased between FY 2024 ($76,213) and FY 2023 ($117,291) due to the re-allocation of private catalog and advance sales revenue and expenses from RoyaltyTraders LLC to RT2 LLC after the October 2024 restructuring. While revenue decreased by 24.2% from FY 2023 to FY 2024, operating expenses decreased by 35% in the same period.

For the year ended December 31, 2024 the most significant component of our operating expenses consisted of marketing & sales expenses incurred in connection with sales efforts related to our business of selling music catalogs, advances, and offerings of Royalty Share Units, which comprised approximately 45% of our operating expenses in the year ended December 31, 2024. Marketing & sales expenses comprised approximately a third of our operating expenses in the year ended December 31, 2023. The next largest component at approximately 40% of operating expenses for the year ended December 31, 2024 were contractor payments to our internal team members. Contractor payments were the largest component piece of operating expenses in 2023 at half of operating expenses in 2023. The final component is general & administrative expenses, which were primarily comprised of legal and audit services and made up approximately 15% of operating expenses for the year ended December 31, 2024 and 2023. The company recorded $37,573 in straight line depreciation expense for capitalized software in service on January 1, 2024 and additions placed into service in throughout the 2024 fiscal year through the October 2024 restructuring date, at which time capitalized software and the associated accumulated depreciation was transferred out of the company. The company also recorded $938 in straight line amortization expense for capitalized filing costs placed into service throughout the 2024 fiscal year. The capitalized filing costs have a 3-year useful life. We transferred out of the company the balance of accounts receivable and the associated provision for bad debts as part of the restructuring. There are no receivables associated with company revenue at the 2024 year end. The remainder of operating expenses during the year ended December 31, 2024 were general & administrative expenses, which were primarily comprised of legal and audit services.

While operating expenses decreased across all expense categories from 2023 to 2024, the largest decrease in operating expenses from 2023 to 2024 was in contractor payments to our internal team members which were lower in 2024 than in 2023 due to the move towards a smaller and more efficient team of personnel as well as the fact that wages were re-allocated to the sister subsidiary of RoyaltyTraders LLC, RT2, starting in October 2024 with the restructuring. Decreases in sales and marketing expenses were due to reduced selling expenses as revenue was less for 2024 compared to 2023. General & administrative expenses decreased in 2024 compared with 2023 due to the fact costs associated with our fundraising were incurred in 2023 and such costs were negligible for 2024.

Interest Expense. For the year ended December 31, 2024, we incurred total interest expense of $203,217 on short term credit and our outstanding promissory notes detailed further below in this section under “Indebtedness”.

For the year ended December 31, 2023, we incurred $179,166 in interest expense on short term credit and our outstanding promissory notes detailed further below in this section under “Indebtedness”.

Net Loss. As a result of the foregoing, we incurred a net loss of $522,309 for the year ended December 31, 2024, as compared to a net loss of $686,087 for the year ended December 31, 2023.

Offerings Summary

A summary of the offerings of Royalty Share Units under all of our offering statements that have closed, and the Sourcing Fees we have earned in connection with those offerings, is set forth below. Additionally, to the extent we have earned Administrative Fees on distributions made to investors in those offerings, that is also set forth in the table below.

Royalty Share Unit Name	Underlying Asset of Royalty Share Agreement	Term of Royalty Share Agreement	Closing Date	Final Amount Sold	Sourcing Fee	Distributions Paid To Holders of Royalty Share Units(1)	Administrative Fees Earned(1)(2)
“Hit The Quan”	“Hit the Quan” Producer’s Share (100%)	Life of the Copyright	February 22, 2022	$31,200	$0.00	$22,912.50	$2,547.36
“Chippass”	“Chippass” Record Label’s Share (90%)	Life of the Copyright	October 13, 2022	$27,750	$3,827.59	$9,769.11	$513.48
“Fear No More”	“Fear No More” Writer’s Share (40%)	Life of the Copyright	December 22, 2022	$14,000	$1,724.00	$5,461.40	$285.74
“Cross Me”	“Cross Me” Writer’s Share (50%)	Life of the Copyright	February 6, 2023	$12,300	$1,475.55	$2,466.84	$141.42
“Onyx, Travis Scott, The Notorious B.I.G. & More”	“Onyx, Travis Scott, The Notorious B.I.G. & More” Writer’s Share (excluding public performance) (100%) & Publisher’s Share (100%)	Life of the Copyright	February 2, 2023	$64,500	$8,689.66	$22,424.50	$1,311.88
“Young L”	“Young L” Writer’s Share (100%) & Co-Publisher’s Share (100%)	Life of the Copyright	March 14, 2023	$20,394	$2,812.97	$8,591.22	$454.54
“Countdown” by Beyonce and More	“Cainon Lamb” Writer’s Share (61%)	Life of the Copyright	May 1, 2023	$104,400	$15,693.10	$25,682.40	$1,352.36
“Erik Cain”	“Erik Cain” Sound Recording Owner’s Share (90%)	Life of the Copyright	March 24, 2023	$29,800	$3,903.45	$7,175.84	$380.29
“Diggin On You – TLC Version”	“Diggin On You – TLC Version” Sound Recording Owner’s Share (50%)	Life of the Copyright	December 28, 2023	$22,000	$0.00	$290.00	$15.70
“Swish Swish”	“Swish Swish” Writer’s Share (100%) & Publisher’s Share (100%)	Life of the Copyright	January 16, 2024	$36,300	$5,006.90	$4,283.40	$224.33
“No Scrubs – TLC Version”	“No Scrubs – TLC Version” Sound Recording Owner’s Share (50%)	Life of the Copyright	September 21, 2024	$78,800	$0.00	$7,550.76	$395.32
“Creep – TLC Version”	“Creep – TLC Version” Sound Recording Owner’s Share (50%)	Life of the Copyright	September 21, 2024	$41,500	$0.00	$1,484.00	$80.16
Beyoncé: “Countdown” (and other compositions)	“Cainon Lamb” Writer’s Share (39%)	Life of the Copyright	September 21, 2024	$39,300	$6,820.66	$1,836.96	$96.74
“No Scrubs – TLC Version” 2nd Offering	“No Scrubs – TLC Version” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$4,800	$0.00	$2,180.50	$114.59
“Creep – TLC Version” 2nd Offering	“Creep – TLC Version” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$3,000	$0.00	$35.00	$1.74
“Beyonce’s Radio”	“Beyonce’s Radio” Producer’s Share	Life of the Copyright	April 30, 2025	$9,972	$3,104.23	$0.00	$0.00
“Beyonce: Countdown”	“Beyonce’s Countdown and More” Writer’s Share	Life of the Copyright	April 30, 2025	$33,192	$10,332.50	$2,331.80	$122.80
“Young Thug – Best Friend”	“Best Friend” Writer’s Share	Life of the Copyright	April 30, 2025	$9,648	$3,003.37	$0.00	$0.00
Queen “Under Pressure”	“Under Pressure” Producer’s Share	Life of the Copyright	April 30, 2025	$66,836	$32,735.64	$586.72	$30.86
Queen “I Want It All”	“I Want It All Producer’s Share	Life of the Copyright	April 30, 2025	$17,150	$8,399.81	$64.89	$3.37
Queen “The Show Must Go On”	“The Show Must Go On” Producer’s Share	Life of the Copyright	April 30, 2025	$12,642	$6,191.94	$109.80	$5.84
Queen “Bohemian Rhapsody Soundtrack”	“Bohemian Rhapsody Soundtrack” Producer’s Share	Life of the Copyright	April 30, 2025	$36,652	$17,951.85	$416.89	$21.85
Queen “A Kind of Magic”	“A Kind of Magic” Producer’s Share	Life of the Copyright	April 30, 2025	$12,446	$6,095.86	$163.41	$8.59
“Anything At All – 2024 Version”	“Anything At All – 2024 Version” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$5,292	$1,091.74	$0.00	$0.00
“Duran Duran’s Ordinary World”	“Duran Duran’s Ordinary World” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$16,821	$3,471.00	$1,126.80	$59.24
“Duran Duran’s Come Undone”	“Duran Duran’s Come Undone” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$14,931	$3,081.00	$162.27	$8.51
“Zardonic’s Raise Hell”	“Zardonic’s Raise Hell” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$0.00	$0.00	$0.00	$0.00
“Jimmie Allen’s Down Home”	“Jimmie Allen’s Down Home” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$0.00	$0.00	$0.00	$0.00
“Jimmie Allen’s Freedom Was A Highway”	“Jimmie Allen’s Freedom Was A Highway” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$0.00	$0,00	$0.00	$0.00
“Jimmie Allen’s Best Shot”	“Jimmie Allen’s Best Shot” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$0.00	$0,00	$0.00	$0.00

(1)	Represents amounts as of the date of this Annual Report.
(2)	Administrative fees are 5% for all Offerings aside from “Hit the Quan” which has Administrative fees of 10%.

We have normal operating expenses as well as planned additional expenses related to infrastructure investment needed to support our business operations. Our company will be responsible for its own operating expenses, as well as certain offering expenses applicable to our offerings of a series of Royalty Share Units.

Liquidity and Capital Resources

As of December 31, 2024, our company had $40,870 in cash on hand, compared to $0 as of December 31, 2023. As of the date of this Annual Report, the company is generating revenues from operations (via selling music catalogs and advances to our customers at auctions conducted on our SongVest Platform, as well as earning Sourcing Fees from our qualified offerings of Royalty Share Units. Additionally, as a result of the restructuring, our company is no longer still selling music catalogs and advances to our customers at auctions conducted on our SongVest Platform and earning Administrative Fees in connection with distributions made to investors in the Company’s Royalty Share Units.

Sourcing Fees and Administrative Fees earned to date by our company total approximately $145,413 and $8,109, respectively, through the date of this Annual Report. Our company believes it will have sufficient funding from a combination of revenues from its current, alternative SongVest Platform operations, as well as Sourcing Fees and Administrative Fees to satisfy our cash requirements for the next twelve months to implement our plan of operations. If we are not able to obtain sufficient funding from our revenues to implement our plan of operations, we will consider seeking additional financing from outside sources, including debt and/or equity financing opportunities.

Issuances of Equity

In March 2021, the company issued a total of 270,100 of Series A Units at a price of $1.00 per unit. 20,100 of these units were purchased by Sean Peace for $20,100, and 250,000 were purchased by Alex Guiva for $250,000 for total proceeds of $270,100. In June 2021, the company issued an additional 229,900 of Series A Units at a price of $1.00 per unit resulting in a total of 500,000 Series A Units outstanding at a price of $1.00 per unit in an exempt offering under Section 4(a)(2) of the Securities Act.

In April 2021, the company issued 2,000,000 Common Units in exchange for certain assets contributed into the company by Sean Peace, pursuant to the Contribution Agreement filed as an exhibit to the offering statement of which this offering circular forms a part.

On March 29, 2022, the company closed an issuance of 55,549 Common Units for the amount of $200,000 in an exempt offering under Section 4(a)(2) of the Securities Act.

On August 3, 2022, our company commenced a Regulation Crowdfunding offering under which it sold its Simple Agreements for Future Equity (“SAFEs”) to investors. A copy of the form of the SAFE is filed as exhibit 3.1 to the offering statement of which this offering circular forms a part. On February 28, 2023 the company closed its Regulation Crowdfunding offering of SAFEs, and stopped taking on new investment in that offering, having raised a total of $123,505 in that offering. The terms of the SAFEs provide for automatic conversion into Conversion Units upon the Next Equity Financing of the company. Under the SAFE, “Next Equity Financing” means the sale of the company’s units, of whatever class, in an offering exempt from registration under the Securities Act pursuant to Section 4(a)(2) or Regulation D, from which the company receives gross proceeds of at least $250,000. “Conversion Units” means the class of equity securities issued in the Next Equity Financing, or a class of preferred units if the company so elects. If prior to a Next Equity Financing, the company sells all of its assets, merges with another entity, or undergoes a change in control (a “Company Transaction”), then each SAFE holder will receive a cash payment as if that holder SAFEs had converted into Conversion Units. No conversions to equity as of the date of this Offering Circular have occurred.

In February 2023, our company sold 5,906 Common Units to an investor for a total of $30,000 in an exempt offering under Section 4(a)(2) of the Securities Act.

On May 2, 2024, our company issued 116,060 Common Units to Alex Guiva for $0.01 per share pursuant to warrants exercised by Mr. Guiva. This exercise has terminated the company’s warrant liability related to these warrants.

Indebtedness

On November 23, 2021, the company entered into a note purchase agreement with Alex Guiva, a member of our Manager, pursuant to which the company issued a convertible note and warrant to Mr. Guiva in exchange for a $300,000 advance to the company. The warrant originally entitled Mr. Guiva to 0.5% of the fully diluted membership interests in the company on the exercise date at an exercise price of $0.01 per interest, though on March 25, 2022, an amendment was signed to increase the amount of fully diluted membership interests to 2.0%. The date at which the warrant is exercised is chosen at Mr. Guiva’s discretion with advance notice provided. The maturity date of the note has been extended three times, most recently extended by verbal agreement until November 23, 2026, and it carries an interest rate of 12.5% per annum. During the years ended December 31, 2024 and 2023, our company recognized $37,603 and $39,795 in interest costs related to this note. If the note is not paid off by that date that would entitle Mr. Guiva to convert the outstanding balance of the note at such time into Series A Units. Conversion had not occurred as of March 2025 when the note was transferred to SAJA LLC. A copy of this note purchase agreement, convertible note and warrant are included as an exhibit to this Annual Report. A copy of the first amendment to this note purchase agreement is filed as an exhibit to this Annual Report. A copy of the second amendment to this note purchase agreement is filed as an exhibit to this Annual Report.

On May 27, 2022, our company issued an unsecured promissory note to Sean Peace (via a trust in Mr. Peace’s name) in the total principal amount of $200,000. The purpose of the loan from Mr. Peace was a bridge loan to our company. Interest on the principal balance of this note accrues at a rate of 20% per year, and the note has a term of 12 months from the date of issuance, at which time a lump sum payment of $240,000 is due and payable. Our company may prepay this note, in whole or in part, at any time before maturity without penalty or premium at a prorated amount of the lump sum payment of $240,000 due at the end of the 12 month term of the loan. On September 19, 2022, this note was amended to increase the total loan amount to $250,000 at the same interest rate. The term was also extended to 12 months from the date of amendment. During 2023, the promissory note was increased by $150,000 from the $250,000 to $400,000, and the maturity date was extended to July 2024. For the years ended December 31, 2024 and 2023, the company recognized $80,219 and $73,589, respectively, in interest costs related to this note. On June 14, 2024, our company entered into an Amended and Restated Promissory Note with Mr. Peace, which had the effect of replacing all previous notes (and related amendments) between the company and Mr. Peace. The Amended and Restated Promissory Note is for a total principal amount of $400,000, plus accrued interest of $136,328.77 as of June 14, 2024, and has a maturity date of July 12, 2025, Interest on the principal balance of this note accrues at a rate of 20% per year, at which principal and interest is due and payable. A copy of this Amended and Restated Promissory Note is filed as an attachment to this Annual Report.

On October 28, 2022, our company entered into a Convertible Promissory Note - Line of Credit Agreement (the “LOC”) with Alex Guiva, a manager of our company. Pursuant to the LOC, our company may borrow up to $300,000 from Mr. Guiva in $50,000 increments. Amounts outstanding under the LOC accrue interest rate of 13% per annum. All amounts under the LOC are due and payable on October 28, 2024, unless earlier converted. The Convertible Promissory Note was transferred to SAJA LLC in March 2025. As of December 31, 2024 and 2023, the outstanding debt par balance on the Convertible Promissory Note - Line of Credit was $300,000 and $150,000, respectively.

The LOC automatically converts into Series A Units of the company the event of a “Qualified Financing” – i.e. the next transaction (or series of related transactions) following October 28, 2022 in which the company issues equity securities and from which our company receives aggregate gross proceeds of at least $25,000,000. Upon such an event, all unpaid principal and interest on the LOC will automatically convert into Series A Units at $1.00 per Series A Unit (subject to adjustment in the event of splits, recapitalizations and other similar events). Additionally, if our company has not entered into a Qualified Financing on or before July 31, 2023 and this Note remains outstanding as of such date, then after such date, Mr. Guiva may require our company to issue Mr. Guiva a number of Series A Units equal to the amount outstanding under the LOC at $1.00 per Series A Unit. For the years ended December 31, 2024 and 2023, our company recognized $43,556 and $18,432, in interest costs, consisting of $34,441 and $17,132, of principal interest and $9,115 and $1,300, of discount amortization, respectively. As of the date of this Annual Report, our company has not yet entered into such a Qualified Financing – and as such, Mr. Guiva has the right to require our company to issue Mr. Guiva a number of Series A Units equal to the amount outstanding under the LOC at $1.00 per Series A Unit.

In connection with our company’s entry into the LOC, our company entered into a Warrant Purchase Agreement with Mr. Guiva on October 28, 2022. Pursuant to this agreement, Mr. Guiva is entitled to warrants to purchase an amount of Series A Units of the company at an exercise price of be $0.01 per unit. The amount of Series A Units that Mr. Guiva is entitled to purchase pursuant to exercise of these warrants is a percentage of the fully-diluted membership interests of the company, determined by the amount borrowed under the LOC as of the time of the exercise; starting at 0.5% for the first increment of $50,000, up to a maximum of 5% if the full $300,000 under the LOC has been borrowed by the company. On May 2, 2024, Mr. Guiva exercised his warrants and purchased 116,060 Common Units.

A copy of the LOC and Warrant Purchase Agreement are filed as exhibits to this Annual Report.

On February 15, 2023, Alex Guiva loaned the company $100,000. The original terms of the loan were that repayment of the loan was due in 120 days from the date the loan was made and was to accrue 10% interest over the term of the loan, such that at the time of repayment, the company would owe Mr. Guiva $110,000. The loan terms were subsequently revised to extend the loan term through July 31, 2023 and to include a profit-sharing provision of 10% of profit on a future planned music royalty deal of the company. The interest and profit-share terms will increase by 1% each month that the loan remains outstanding past July 2023 to a maximum of 16%. This loan and subsequent revisions to the loan terms were not made pursuant to any formal agreement. During 2024 and 2023, the Company recognized $16,000 and $15,000 in interest costs, respectively, related to this note.

On February 28, 2023 the company closed its Regulation Crowdfunding offering of Simple Agreements for Future Equity (SAFEs), and stopped taking on new investment in that offering, having raised a total of $123,505 in this offering. The SAFE will automatically convert into units of the company upon the closing of the next equity financing wherein the company sells equity for gross proceeds of not less than $250,000. In the event of a “company transaction” prior to the next equity financing, defined as the sale of substantially all of the company’s assets with a transfer whether by merger, consolidation or otherwise of more than 50% of the outstanding voting securities, the company must pay the SAFE holders an amount equal to the proceeds the holder would have received in such company transaction, if the SAFE had converted into units immediately prior to the company transaction. Neither such Company transaction nor equity financing has occurred as of October 3, 2024 when the SAFE transferred to SAJA LLC (holding company).Neither such Company transaction nor equity financing has occurred as of October 3, 2024 when the SAFE transferred to SAJA LLC (holding company).

On March 27, 2023 the company issued a promissory note to a non-affiliate of the company in exchange for a $100,000 loan, the terms of which are set forth in a promissory note issued to this lender by the company. The promissory note originally matured on July 31, 2023 with interest accruing at 10% per annum through July 31, 2023 and then 2% per month through December 31, 2023. The amounts outstanding under the promissory note are secured against our company’s assets, and the holder of the note has a priority interest over other debtors of the company, which requires that the company repay this note prior to repaying any other indebtedness of the company. The balance of the promissory note is still outstanding as of the date of this Annual Report. Accrued interest of $20,000 for the period March 27 through December 31, 2023 has been paid in full to the lender. The promissory note was subsequently amended via verbal agreement to extend the maturity date to January 31, 2026 with the interest rate being set at $2,000 per month. The company intends to use a portion of the proceeds from the TLC offerings of Royalty Share Units to repay this promissory note. A copy of this promissory note and the amendment are filed as exhibits to this Annual Report.

On February 27, 2024, Alex Guiva loaned the company $73,000. The original maturity date of the loan was April 27, 2024, and per the terms of the loan interest of $2,000 would be payable at the maturity date such that at the time of repayment, the company would owe Mr. Guiva $75,000. If the loan is not repaid by the maturity date, an additional $1,000.00 simple interest as calculated as 1.37% of the initial principal amount for each full month after the maturity date that the principal amount remains outstanding. The loan terms were subsequently revised to extend the loan term through June 27, 2024. The maturity date of the loan was again extended to April 27, 2026 pursuant to an informal, unwritten agreement between the company and Mr. Guiva. This loan had not been repaid as of March 2025 when the note was transferred to SAJA LLC. A copy of the loan is filed as an exhibit to this Annual Report.

The company issued a promissory note to Mr. Guiva on May 9, 2024 for $74,000 with a maturity date of September 30, 2026 (extended by verbal agreement between the company and Mr. Guiva). The note accrues simple interest at 12% per annum, and had not been repaid as of March 2025 when the note was transferred to SAJA LLC. A copy of this note is filed as an exhibit to this Annual Report.

Plan of Operations & Trend Information

We plan to launch approximately 10 to 15 additional offerings in the next twelve months to fund the purchase of additional Music Royalty Assets.

We intend to generate revenue from the Sourcing Fees that our company earns from sourcing Music Royalty Assets that are purchased using the proceeds of our offerings, and from Administrative Fees earned from the management of royalty streams due to Royalty Share Unit holders pursuant to the applicable Royalty Share Agreements entered into by the company.

We believe that we will receive sufficient funding from a combination of revenues from Sourcing Fees and Administrative Fees to satisfy our cash requirements for the next twelve months to implement the foregoing plan of operations.

Item 3. Directors and Officers

Our company has no direct employees or officers. Our company operates under the direction of our manager and parent-company, SAJA, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy.

SAJA is managed by Sean Peace and Alexander Guiva, who were the original founders of our company, and previously served as the managers of our company.

Name	Position	Age	Term of Office (Beginning)	Approximate hours per week for part-time employees
Sean Peace	Manager	56	March 2021	Full-time
Alexander Guiva	Manager	46	March 2021	Part-time (10 hours)

Sean Peace. Mr. Peace created the original SongVest in 2007 to sell royalties as memorabilia. That led to the creation of Royalty Exchange, the first online market to buy and sell music royalties at auction. Having sold Royalty Exchange in 2015, he has been working on implementing his vision to create the first royalty market exchange platform where fans can invest in their favorite artists via SongVest Records. From 2018 to January 2020 he has been CTO of Curbside Kitchen, a SaaS company that schedules food truck services for commercial and residential locations. From May 2011 until December 2015 he served as Founder and President of Royalty Exchange which was sold in 2015 and still operates today. From November 2008 to May 2011, Mr. Peace had various positions including as partner at Group 19 and Schmooze.me where he had leadership positions overseeing sales and marketing. Prior to these two startup companies, Mr. Peace was a partner and consultant at several companies focusing on business development, operations, and strategic alliances. In March 2021, Mr. Peace founded our company together with Mr. Guiva, and has served as its manager since its inception (now indirectly serving as manager of the company through his position as manager of SAJA, which was formed in October 2024). Mr. Peace received his Bachelor of Economics from the University of North Carolina Chapel Hill in 1991.

Alexander Guiva. Mr. Guiva is a co-founder of RoyaltyTraders LLC. Over the last fifteen years, Mr. Guiva has been an investor in the technology, music, food and manufacturing companies in the US and internationally and closed more than 50 M&A transactions. He serves as Chairman of DevelopScripts LLC dba AuctionSoftware.com, a white-label subscription-based digital platform allowing users to organize, manage, and conduct auctions through a centralized medium facilitating business transactions as well as fundraising efforts. Mr. Guiva is an active investor in the music royalty space, as featured in the Forbes magazine, and his portfolio of royalty assets include works by Cardi B, Cage The Elephant, Dire Straits, Willow Smith, Madcon and others. In March 2021, Mr. Guiva founded our company together with Sean Peace, and has served as its manager since its inception (now indirectly serving as manager of the company through his position as manager of SAJA, which was formed in October 2024). Mr. Guiva graduated with a BA in Economics from Lyon College.

There are no family relationships between any manager, director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

To the best of our knowledge, none of our manager (including the principals of our manager), directors or executive officers has, during the past five years:

●	been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

●	had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Responsibilities of our Manager

Our manager will be responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy. Such responsibilities will include, but are not limited to, the following:

●	Identifying, evaluating, and negotiating Music Royalty Asset acquisitions;

●	managing Music Royalty Assets on behalf of our company and investors in Royalty Share Units;

The responsibilities of our manager include the following:

Asset-Related Services

●	identify, evaluate, and negotiate Music Royalty Asset acquisitions;

●	manage acquired Music Royalty Assets to ensure payments on Royalty Share Units, and coordinate required distributions to Royalty Share Unit holders.

●	evaluate any potential asset takeover offers from third parties, which may result in asset dispositions, sales or other liquidity transactions;

●	structure and negotiate the terms and conditions of transactions pursuant to which the assets may be sold or otherwise disposed;

●	determine the Sourcing Fee for each offering.

●	determine the Administrative Fee (between 0% and 10%) of the amount distributed to Royalty Share Unit holders.

Services in Connection with the Offering

●	develop offering materials, including the determination of its specific terms and structure and description of the specific Music Royalty Asset;

●	create and submit all necessary regulatory filings, including, but not limited to, Commission filings and financial audits, and coordinate with our broker-dealer, lawyers and accountants as necessary in such processes;

●	prepare all marketing materials related to this offering;

●	together with our broker-dealer, coordinate the processing and acceptance of subscription agreements and other administrative support functions;

●	create and implement various technology services, transactional services and electronic communications related to this offering, including management of the SongVest Platform;

●	all other necessary offering-related services;

Investor Relations Services

●	provide any appropriate updates related to investors in Royalty Share Units related to certain Music Royalty Assets electronically or through the SongVest Platform or otherwise;

●	manage communications with Royalty Share Unit holders, including answering e-mails and preparing and sending written and electronic reports and other communications;

●	establish technology infrastructure to assist in providing interest holder support and services;

●	maintain accounts for the benefit of the company;

Administrative Services

●	manage and perform the various administrative functions necessary for our day-to-day operations, either directly, or through affiliates;

●	provide financial and operational planning services to our company;

●	maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and required to be filed with the Commission and any other regulatory agency, including annual and semi-annual financial statements;

●	maintain all appropriate books and records for our company;

●	obtain and update market research and economic and statistical data in connection with our Music Royalty Assets;

●	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

●	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

●	provide all necessary cash management services;

●	manage and coordinate with the transfer agent, if any, the process of making distributions and payments to Royalty Share Unit holders or the transfer or resale of Royalty Share Units as may be permitted by law;

●	evaluate and obtain adequate insurance coverage for the Music Royalty Asset based upon risk management determinations;

●	provide timely updates related to the overall regulatory environment affecting our company, as well as managing compliance with regulatory matters;

●	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

●	oversee all reporting, recordkeeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Compensation of the Manager

The company does not intend to compensate the manager for its services as the company’s manager. For the avoidance of doubt, our company will retain all Administrative and Sourcing Fees earned.

For the year ended December 31, 2024, we compensated our manager as set forth below. We note that, following the October 2024 restructuring, our company did not pay any further compensation to its manager (nor to the manager’s control persons) and does not anticipate paying any compensation to the manager going forward.

Name	Capacity in which compensation was received	Cash Compensation		Other Compensation	Total Compensation
Sean Peace	Manager	$120,000	(1)	$0	$120,000
Alexander Guiva	Manager	$0	(2)	$0	$0

(1)	Our company has entered into an employment agreement with Sean Peace. Pursuant to this agreement, Mr. Peace is entitled to a base salary of $84,000. In addition, Mr. Peace is eligible to receive bonus compensation based on the performance of our company. For each month, Mr. Peace is entitled to receive additional compensation based on our company’s gross revenues that month, up to a maximum of $3,000 if our company earns $12,000 that month. If Mr. Peace were to receive his maximum bonus under this compensation structure, he could earn a maximum of $120,000 per year. $36,000 of the total compensation shown in the table above was comprised of bonuses earned by Mr. Peace in 2024. We will evaluate Sean Peace’s compensation every year and may adjust it in the future as determined by the board members other than Mr. Peace. It is expected that Mr. Peace’s annual base compensation will remain consistent for 2025 and increase to $150,000 in 2026. This increase in compensation has not yet occurred as of the date of this Annual Report.
(2)	Mr. Guiva currently does not receive any compensation, but our company has agreed to start paying Mr. Guiva a quarterly fee equal to 2% of its quarterly EBITDA when and if our company achieves EBITDA of over $500,000 for a twelve-month period. Such amount will be paid on a quarterly basis to Mr. Guiva. This increase in compensation has not yet occurred as of the date of this Annual Report.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth information regarding beneficial ownership of our company’s management, directors, and holders of 10% or more of any class of our voting securities as of January 30, 2026.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of total voting power[1]
-[1]	SAJA LLC, 1053 East Whitaker Mill Rd., Suite 115, Raleigh, NC 27604[2]	100%[1]		100%

[1]	The company’s amended and restated limited liability company agreement does not authorize limited liability company interests. Rather, SAJA LLC is listed as the company’s sole member and manager with full control over the management of the company.
[2]	SAJA is owned and controlled by Sean Peace (who holds 75.4% of the voting power in SAJA) and Alex Guiva (who holds approximately 13.7% of the voting power of SAJA.

Item 5. Interest of Management and Others in Certain Transactions

Contribution And Exchange Agreement

On October 17, 2024, in connection with the October 2024 restructuring, Sean Peace entered into a Contribution and Exchange Agreement with SAJA, pursuant to which Mr. Peace agreed to issue all of his membership interests in our company, comprised of 20,100 Series A Units and 1,800,000 Common Units, in exchange for 20,100 Series A Units and 1,800,000 Common Units of SAJA. A copy of this agreement is filed as an exhibit to the offering statement of which this offering circular forms a part.

On October 17, 2024, in connection with the October 2024 restructuring, Alex Guiva entered into a Contribution and Exchange Agreement with SAJA, pursuant to which Mr. Guiva agreed to issue all of his membership interests in our company, comprised of 250,000 Series A Units and 116,060 Common Units, in exchange for 250,000 Series A Units and 116,060 Common Units of SAJA. A copy of this agreement is filed as an exhibit to the offering statement of which this offering circular forms a part.

Asset Transfer Agreement with RT2

On October 17, 2024, in connection with the October 2024 restructuring, we entered into an Asset Transfer Agreement with our affiliate, RT2, as well as our parent company and manager, SAJA, pursuant to which our company transferred to RT2 all of its right, title and interest to the assets of the company that relate to the SongVest Platform. As a result of this transaction, RT2 became the owner and operator of the SongVest Platform.

A copy of this agreement is filed as an exhibit to the offering statement of which this offering circular forms a part.

Services Agreement with RT2

On October 11, 2024, we entered into a services agreement (the “Services Agreement”) with our affiliate, RT2, which owns and operates the SongVest Platform. Pursuant to the Services Agreement, RT2 agreed to provide staff, technology, administration and marketing/sales support functions to our company as necessary to carry out our intended business of acquiring Music Royalty Assets and offering and selling Royalty Share Units related to those Music Royalty Assets. In particular, RT2 agreed to allow our company to utilize the SongVest Platform to market and conduct its offerings of Royalty Share Units. In consideration for the services to be provided by RT2, our company agreed to pay to RT2, on a monthly basis, twenty percent (20%) of monthly net income earned by our company (which will earned solely from Sourcing Fees and Administrative fees). For the avoidance of doubt, payments to RT2 under the Services Agreement are not considered offering expenses”

The Services Agreement has an unlimited term and may be terminated at any time by the mutual written agreement of the parties.

A copy of the Services Agreement is filed as an exhibit to the offering statement of which this offering circular forms a part.

Royalty Share Agreements with Related Parties

The “Duran Duran’s Ordinary World” and “Duran Duran’s Come Undone” Royalty Share Agreements described elsewhere in this offering circular are each between our company and Alex Guiva, a member of our manager, who is the seller of the rights under these agreements. Each of these agreements is filed as an exhibit to the offering statement of which this offering circular forms a part.

Related Party Loans

Our company has also received various loans from related parties of our company. Each of these loans (as well as any agreements related to these loans) is described under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Indebtedness” of this Annual Report, and such descriptions are incorporated by reference into this Item 5.

Item 6. Other Information

Changes in Issuer’s Certifying Accountant.

Resignation of Independent Registered Public Accounting Firm.

On September 19, 2024, Armanino LLP resigned from its position as the independent registered public accounting firm of RoyaltyTraders LLC (the “Company”) effective as of that date. Armanino LLP’s decision to resign was related to its desire to reduce its involvement with SEC filings in general.

Armanino LLP’s audit report on the Company’s financial statements for the fiscal years ended December 31, 2023 and 2022 contained a “Going Concern” note indicating substantial doubt about the Company’s ability to continue as a going concern. The Company’s financial statements did not include any adjustments or modifications with respect to this matter.

During the years ended December 31, 2024 and 2023, and through the subsequent date on which Armanino LLP was dismissed, there were (i) no disagreements (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Armanino LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Armanino LLP’s satisfaction, would have caused Armanino LLP to make reference thereto in their reports on the financial statement, and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The Company provided Armanino LLP with a copy of the disclosures it is making in this Current Report on and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission indicating whether or not Armanino LLP agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of Armanino LLP’s letter dated January 30, 2026 is filed as Exhibit 9 hereto.

Engagement of New Independent Registered Public Accounting Firm.

On March 19, 2025, the Company engaged Cherry Bekaert LLP as the new independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024.

From December 31, 2023 through September 19, 2024, neither the Company nor anyone acting on the Company’s behalf consulted with Cherry Bekaert LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company’s financial statements; (iii) written or oral advice provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue; or (iv) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event, as described in Item 304(a)(1)(v) of Regulation S-K.

Item 7. Financial Statements

RoyaltyTraders, LLC

d/b/a SongVest

Financial Statements

December 31, 2024 and 2023

INDEPENDENT AUDITOR’S REPORT

To the Members of

RoyaltyTraders, LLC

d/b/a SongVest

Raleigh, North Carolina

Opinion

We have audited the accompanying financial statements of RoyaltyTraders, LLC (a Delaware limited liability company) d/b/a SongVest (the “Company”), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in members’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company reported net losses during the years ended December 31, 2024 and 2023, and reported negative cash flow from operations during the years ended December 31, 2024 and 2023, and as such, substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Emphasis of Matter

As discussed in Note 2, the Company underwent an organizational restructuring in October 2024. As a result of the restructuring, the Company became the wholly-owned subsidiary of SAJA, LLC, and assigned certain rights related to its SongVest Platform to RT2, LLC, a wholly-owned subsidiary of SAJA, LLC. The accompanying financial statements have been prepared to reflect revenues and expenses of RoyaltyTraders, LLC, as well as allocations deemed reasonable by management to present results of operations, financial position and cash flows of RoyaltyTraders, LLC on a standalone basis. Our Opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Cherry Bekaert, LLP

We have served as the Company’s auditor since 2024.

Nashville, Tennessee

January 28, 2026

RoyaltyTraders, LLC
d/b/a SongVest
Balance Sheets
December 31, 2024 and 2023

	2024	2023
ASSETS

Current assets
Cash	$40,870	$-
Restricted cash	968,880	196,029
Accounts receivable, net	-	88,558
Music royalty advances	-	82,999
Royalty rights, net	44,663	55,798
Total current assets	1,054,413	423,384

Capitalized filing costs, net	67,562	-
Software - website development, net – discontinued ops	-	61,056

Total assets	$1,121,975	$484,440

LIABILITIES AND MEMBER’S DEFICIT

Current liabilities
Checks issued in excess of available funds	$-	$2,571
Accounts payable	44,711	144,762
Accounts payable - related parties	-	11,579
Escrow payable	11,919	196,029
Due to Affiliate	956,956	-
Accrued interest and other accrued expenses	395,095	250,695
Warrant liability	-	3,085
Due to related parties, current maturities	827,000	550,000
Current portion of note payable, investor	100,000	100,000
Total current liabilities	2,335,681	1,258,721

Due to related parties, less current maturities	500,000	399,394
Simple agreement for future equity	-	123,505
Total liabilities	2,835,681	1,781,620

Member’s deficit	(1,713,706)	(1,297,180)

Total liabilities and member’s deficit	$1,121,975	$484,440

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC

d/b/a SongVest
Statements of Operations
For the Years Ended December 31, 2024 and 2023

	2024	2023
Revenues	$713,735	$941,442

Cost of sales	121,349	44,571

Gross profit	592,386	896,871

Operating expenses	914,563	1,407,492

Loss from operations	(322,177)	(510,621)

Other expenses
Interest expense	(203,217)	(179,166)
Change in fair value of warrant liability	3,085	3,700
Total other expense, net	(200,132)	(175,466)

Net loss	$(522,309)	$(686,087)

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC
d/b/a SongVest
Statements of Changes in Members’ Deficit

December 31, 2024 and December 31, 2023

Balance, January 1, 2023	$(641,093)

Capital contributions	30,000

Net loss	(686,087)

Balance, December 31, 2023	(1,297,180)

Warrant exercise	1,161

Net of assets assigned and liabilities assumed (Note 2)	104,622

Net loss	(522,309)

Balance, December 31, 2024	$(1,713,706)

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC
d/b/a SongVest
Statements of Cash Flows
For the Years Ended December 31, 2024 and 2023

	2024	2023
Cash flows from operating activities
Net loss	$(522,309)	$(686,087)
Adjustments to reconcile net loss to net cash used in operating activities
Accretion of debt discount	-	4,182
Depreciation	50,226	47,015
Royalty rights amortization	11,135	44,202
Change in fair value of warrant liability	(4,246)	(3,700)
Change in discount on loan	606	-
Changes in operating assets and liabilities, net of effect of transfer
Accounts receivable	(95,455)	(72,806)
Checks in excess	(2,571)	-
Music royalty advances	1,449	2,125
Accounts payable	544,646	67,697
Accounts payable – related party	-	(10,379)
Escrow payable	379,928	(286,511)
Accrued interest and other	145,561	178,592
Net cash used in operating activities – continuing operations	508,970	(715,670)

Cash flows from investing activities
Payments for software and website development	(4,910)	(5,814)
Payments for capitalized filing costs	(68,500)	-
Royalty rights acquired	-	(100,000)
Net cash used in investing activities – continuing operations	(73,410)	(105,814)

Cash flows from financing activities
Checks issued in excess of available funds	-	2,571
Capital contributions	-	30,000
Proceeds from debt issued	-	100,000
Proceeds from line-of-credit from related party	-	50,000
Proceeds from debt issued from related party	377,000	250,000
Proceeds from exercise of warrants	1,161	-
Proceeds from simple agreement for future equity	-	28,974
Net cash provided by financing activities – continuing operations	378,161	461,545

Net increase (decrease) in cash, cash equivalents and restricted cash	813,721	(359,939)
Cash, cash equivalents and restricted cash, beginning of year	196,029	555,968
Cash, cash equivalents and restricted cash, end of year	$1,009,750	$196,029

Cash, cash equivalents and restricted cash consisted of the following:
Cash	$40,870	$-
Restricted cash	968,880	196,029
	$1,009,750	$196,029

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$57,215	$11,763

Supplemental schedule of noncash investing and financing activities
Warrant allocation	$-	$618
Assets assumed by to related party	282,241	-
Liabilities assumed by related party	(1,343,819)	-
Due to related party	956,956	-

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
For the Years Ended December 31, 2024 and 2023

1.	NATURE OF OPERATIONS

RoyaltyTraders LLC d/b/a SongVest (the “Company”) acts as a marketplace connecting buyers and sellers of music royalties. The marketplace provides an opportunity for the owners of music rights to monetize their future royalty streams. The Company packages and brokers royalty income streams into royalty unit offerings that are sold to investors as royalty shares. The Company charges a fee for the sourcing services and will also generate income by charging a service fee for managing and distributing certain brokered royalty payments to the royalty unit holders.

On October 11, 2024, the Company executed a Contribution and Exchange Agreement (“Contribution Agreement”) with SAJA LLC, a Delaware limited liability company (“SAJA”), pursuant to which, the holders of RoyaltyTraders LLC common and preferred stock exchanged their interests in the Company for identical interests in SAJA. In connection with the Contribution Agreement, the Company became the wholly-owned subsidiary of SAJA.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company may maintain cash balances in excess of FDIC coverage. Management considers this a normal business risk.

Restricted cash

The restricted cash balance represents various pools of restricted cash including cash received in advance from investors to purchase music royalty streams, royalties received for distribution to purchasers of music royalty streams, and funds due to the Company’s affiliate. The restricted cash will be held in escrow until the closing date of the royalty shares, the release of royalties to purchasers, or as required by agreement with the affiliate, depending on the source of the restricted cash. The amount of restricted cash is offset with escrow payable and due to affiliate liabilities.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect on balances outstanding at year end. Accounts receivable are generally collected within 30 days of closing and are recorded net of the allowance for expected credit losses. The estimate of the allowance for expected credit losses is based on an analysis of historical loss experience, current receivables aging, and management’s assessment of current conditions and reasonable and supportable expectation of future conditions, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The allowance for expected credit losses was $0 and $25,445 at December 31, 2024 and 2023, respectively.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
For the Years Ended December 31, 2024 and 2023

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Royalty rights

In 2023, the Company purchased music royalties to be resold and distributed on the Company’s SongShares site. The Company recorded the royalty rights at cost of $100,000. As the Company sells the music royalties it records a proportionate amount of the acquired rights to cost of sales in the statements of operations. As of December 31, 2024, total remaining rights equaled $44,630 held available for sale.

Software - website development

Website development is recorded at cost and was placed into service in January 2022. Amortization of this asset commenced once the website was placed into service over the useful life of 3 years. Continuous improvements and substantive additions are made to the website resulting in additional costs capitalized.

Multi-year registration costs

The Company must renew its Regulation A+ filing with the SEC and FINRA everything 3 years and capitalized the legal expense of doing so at cost. The asset was placed into service in December 2024 upon submission of the filing. Amortization of this asset commenced at the time it was placed into service over the useful life of 3 years. Unamortized filing fees of $67,652 and $0 were included on the accompanying balance sheet as of December 31, 2024 and 2023.

Leases

The Company leased an office space and residential apartment until October 3, 2024 when the leases were transferred to SAJA LLC as part of the restructuring referenced below is this note. Prior to that date, these leases were recorded as short-term rentals. The determination of whether an arrangement is a lease is made at lease inception. Under FASB Accounting Standards Codification Topic 842, Leases, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standards as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Warrant liability

The Company classifies warrants to purchase shares of its common units as a liability on its balance sheets when the warrant settlement features do not meet the indexation guidance and are not a fixed for fixed settlement arrangement. Warrant liabilities are classified in the balance sheet as a current liability based on the holder having rights to convert at any time. All outstanding warrants were exercised in May 2024 at a total exercise price of $1,161 for 116,060 common units. The warrant cost plus the remaining fair value of the warrants were recorded to equity at the time of the conversion. As of May 2024, there are no longer any warrants outstanding.

Revenue recognition

The Company recognizes brokered sourcing fee revenue at a point in time upon the closing settlement date for each music royalty asset transaction brokered. Service fee revenue is recognized over time as the services are performed. Revenue is recorded at the amounts the Company expects to receive. Incremental costs in obtaining a contract are expensed as incurred.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
For the Years Ended December 31, 2024 and 2023

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Member of the Company has elected to be treated as an LLC and taxed as a partnership under provisions of the Internal Revenue Code which provide that in lieu of corporation income taxes, the Member is taxed on the Company’s taxable income.

The Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary, at this time, to cover any uncertain tax positions.

Advertising

The Company expenses advertising costs as incurred which totaled $40,088 and $108,183 for the years ended December 31, 2024 and 2023, respectively.

Restructuring

In October 2024, the Company underwent a restructuring (“October 2024 Restructuring”), whereby the Company, through a series of transactions, became a wholly-owned subsidiary of SAJA, and certain aspects of our operations – primarily, the ownership and operation of the SongVest Platform – were distributed to SAJA and SAJA transferred the related assets and liabilities to a newly-formed sister entity, RT2 LLC (“RT2”), which is also a wholly-owned subsidiary of SAJA.

In connection with the October 2024 Restructuring, all shareholders of RoyaltyTraders LLC entered into a contribution and exchange agreement with SAJA, pursuant to which all the holders of common and preferred stock exchanged their interests in RoyaltyTraders LLC for identical interests in SAJA, whereby SAJA became the sole member of RoyaltyTraders LLC.

Also in connection with the October 2024 Restructuring, the Company entered into an assignment and assumption agreement with RT2 and SAJA, pursuant to which SAJA assigned certain assets of the Company, primarily related to the SongVest Platform, to RT2. In connection therewith, SAJA and RT2 assumed certain liabilities of the Company, primarily related to the SongVest Platform. As a result of this series of transactions, RT2 became the owner and operator of the SongVest Platform. The Company entered into a services agreement with RT2, pursuant to the which RT2 agreed to provide staff, technology, administration and marketing/sales support functions to the Company as necessary to carry out the Company’s business plan. In particular, RT2 agreed to allow the Company to utilize the SongVest Platform to market and conduct its offerings of Royalty Share Units. In consideration for the services to be provided by RT2, the Company agreed to pay to RT2, on a monthly basis, twenty percent (20%) of monthly net income earned by the Company.

The following is a summary of assets distributed and liabilities assumed by SAJA and RT2 in connection with the October 2024 Restructuring:

Remainder of page intentionally left blank.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
For the Years Ended December 31, 2024 and 2023

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Assets Distributed
Accounts receivable, net	184,013
Royalty music advances	81,550
Capital software, net	16,678
Due to related party	956,956 *
Total transferred assets	1,239,197

Liabilities Assumed
Accounts payable	(656,276)
Escrow payable	(564,038)
SAFE	(123,505)
Total liabilities	(1,343,819)
$(104,622)

*	Remained due to SAJA as of December 31, 2024. The balance due to SAJA and corresponding restricted cash is included on the accompanying Balance Sheets.

3.	ALLOWANCE FOR CREDIT LOSSES

The Company had the following activity related to its allowance for expected credit losses for the years ended December 31, 2024 and 2023:

	2024	2023
Beginning balance	$25,445	$15,000
Provision for expected credit losses	-	10,445
Transfer of A/R and allowance to RT2 LLC	(25,445)
	$-	$25,445

4.	MUSIC ROYALTY ADVANCES

Management periodically will receive requests from a music royalty holder asking for an advance on upcoming music royalty closings that are brokered by the Company and will be settled in the near term. The Company will issue advances to these holders as a non-interest bearing receivable that will be repaid with upcoming closing proceeds. The collateral on these advances are the music royalties that are cataloged and offered for sale to music investors. Management periodically reviews the list of outstanding advances and records an impairment on any advances that are deemed not collectible. There was no impairment recorded as of December 31, 2024 and ownership of the assets was transferred to RT2 during the year.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
For the Years Ended December 31, 2024 and 2023

5.	PROPERTY AND EQUIPMENT

During 2021, the Company developed a website to allow easy access to review available music royalties and allow investors to scan the available music offerings and make applications for investment. The website went live in January 2022 at which time the asset was placed in service to be amortized over the estimated useful life of three years. Additional development costs are capitalized and maintenance costs are expensed as incurred.

Property and equipment consisted of the following:

	2024	2023
Software - website development capitalized	$-	$144,270
Software - accumulated depreciation	-	(83,214)
Filing costs - 3 year capitalized	68,500	-
Filing costs - amortization	(938)	-
	$67,562	$61,056

Depreciation expense on software - website totaled $36,573 and $47,015 and amortization expense on filing costs totaled $938 and $0 for the years ended December 31, 2024 and 2023, respectively.

6.	NOTE PAYABLE

In March 2023, the Company completed placement of a $100,000 promissory note with an investor. The promissory note bore interest at 10% through the maturity date of July 31, 2023 and 2% for each month after the maturity date through December 31, 2023. The promissory note was subsequently extended through January 31, 2025 and again through December 31, 2025, with monthly extension payments of $2,000 and one balloon payment on the date of maturity. During 2024, the Company recognized $24,000 in interest costs.

7.	RELATED PARTY TRANSACTIONS

In November 2021, the Company completed placement of a $300,000 convertible promissory note and issuance of a warrant to purchase common units with a related party that is also an owner in the Company. The Company allocated $1,400 to the fair value of the warrant resulting in a discount on the promissory note of the same amount. In March 2022, the Company increased the size of the warrants and allocated $3,111 to the fair value of the revised warrants resulting in an additional discount on the promissory note of the same amount. As of May 2024, all outstanding warrants were exercised for $1,161 and the related debt agreement was modified to remove the possibility of future warrants from being issued.

The convertible note bears interest at 12.5% and matures on November 23, 2024. The holder of the note may convert the principal value of the note and all accrued unpaid interest into units of the Company at the stated conversion ratio of $1 for each Class A unit. The conversion ratio is subject to possible adjustment upon the occurrence of certain specified events, including, but not limited to, the issuance of any other convertible notes and equity certificates that have rights, preferences or privileges differing from the current note. An automatic conversion will occur if a qualified financing event occurs before or prior to the maturity date. Conversion had not occurred as of March 2025 when the note was transferred to SAJA.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
For the Years Ended December 31, 2024 and 2023

7.	RELATED PARTY TRANSACTIONS (continued)

During 2024 and 2023, the Company recognized $37,603 and $39,795 in interest costs, consisting of (a) note interest of $37,603 and $37,500 in each year and (b) $0 and $2,295 of interest discount amortization, respectively.

In October 2022, the Company completed placement of a convertible promissory note - line of credit up to $300,000 and issuance of a warrant to purchase common units with a related party that is also an owner in the Company. The Company allocated $2,056 to the fair value of the warrant resulting in a discount on the promissory note of the same amount. In May 2023, the Company drew an additional $50,000 on the line of credit. The Company increased the size of the warrants and allocated $618 to the fair value of the revised warrants resulting in an additional discount on the promissory note of the same amount. In January 2024, the Company drew the final $100,000 on the line of credit. The warrants were exercised in May 2024. The note was transferred to SAJA in March 2025. As of December 31, 2024 and 2023, the outstanding debt par balance on the promissory note - line of credit is $300,000 and $150,000, respectively.

The convertible line of credit bears interest at 13% and matures on October 28, 2024. The holder of the line of credit may convert the principal value of the note and all accrued unpaid interest into units of the Company at the stated conversion ratio of $1 for each Class A unit. The conversion ratio is subject to possible adjustment upon the occurrence of certain specified events, including, but not limited to, the issuance of any other convertible notes and equity certificates that have rights, preferences or privileges differing from the current note. An automatic conversion will occur if a qualified financing event occurs before or prior to the maturity date. Conversion nor repayment has not occurred as of March 2025 when the note was transferred to SAJA.

During 2024 and 2023, the Company recognized $34,441 and $18,432, in interest costs, consisting of $34,441 and $17,132, of principal interest and $0 and $1,300, of discount amortization, respectively. The remaining discount was amortized through October 2024.

Management evaluated the conversion features of the note and line of credit for embedded derivatives and application of the substantial premium model of accounting of debt by applying the provisions of the Financial Accounting Standards Board Accounting Standards Update 2020-06. Separate accounting for the conversion feature of this note placement is not required. The discount on the convertible promissory notes totaled $0 and $606 as of December 31, 2024 and 2023, respectively.

In May 2022, the Company completed placement of a $200,000 promissory note with a related party that is also an owner in the Company. The promissory note bears interest at 20%. In September 2022, the promissory note was increased by $50,000 from the original $200,000 to $250,000, without altering any terms of the agreement. During 2023, the promissory note was increased by $150,000 from the $250,000 to $400,000. The maturity date was extended to July 2025. During 2024 and 2023, the Company recognized $80,219 and $73,589, respectively, in interest costs.

In January 2023, the Company completed placement of a $100,000 promissory note with a related party that is also an owner. The promissory note bore interest at 10% through July 31, 2023. The interest rate currently is increasing by 1% each month until it reaches 16% until paid in full. During 2024 and 2023, the Company recognized $16,000 and $15,000 in interest costs, respectively.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
For the Years Ended December 31, 2024 and 2023

7.	RELATED PARTY TRANSACTIONS (continued)

On February 27, 2024, the Company completed placement of a $73,000 promissory note with a related party that is also an owner. The original maturity date of the loan was April 27, 2024, and per the terms of the loan interest of $2,000 would be payable at the maturity date such that at the time of repayment, the company would owe Mr. Guiva $75,000. If the loan is not repaid by the maturity date, an additional $1,000.00 simple interest as calculated as 1.37% of the initial principal amount for each full month after the maturity date that the principal amount remains outstanding. The loan terms were subsequently revised to extend the loan term through June 27, 2024. Per an unwritten agreement to extend, this loan has not been repaid as of March 2025 when the note was transferred to SAJA LLC.

On May 9, 2024, the Company completed placement of a $74,000 promissory note with a related party that is also an owner. $74,000 with a maturity date of September 30, 2024. Per an unwritten agreement to extend, this loan has not been repaid as of March 2025 when the note was transferred to SAJA LLC. The note accrues simple interest at 12% per annum.

On May 15, 2024 and October 31 2024, the Company completed placement of a $30,000 and a $50,000 promissory note, respectively, with a related party that is also an owner per unwritten agreements without set interest or repayment terms.

The net carrying amount of the notes were as follows:

	2024	2023
Notes payable, related party	$1,327,000	$950,000

Discount on notes payable - related party	-	(606)
Less current maturities	(827,000)	(550,000)
	$500,000	$399,394

The future maturities of the related party note payable are as follows:

Year ending December 31,
2025	$827,000
2026	500,000
$1,327,000

The Company had sales with related parties that were both owners and customers of $91,960 and $55,375 during the years ended December 31, 2024 and 2023, respectively.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
For the Years Ended December 31, 2024 and 2023

8.	SIMPLE AGREEMENT FOR FUTURE EQUITY

In 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”). The Company withdrew $0 and $28,974 of the cash flow raised during 2024 and 2023, respectively. The SAFE would automatically convert into Conversion Units upon the closing of the next equity financing wherein the Company sells equity for gross proceeds greater than $250,000. In the event of a Company transaction prior to the next equity financing, defined as the sale of substantially all of the Company’s assets with a transfer whether by merger, consolidation or otherwise of more than 50% of the outstanding voting securities, the Company would pay the Holder an amount equal to the proceeds the Holder would have received in such Company transaction, if the SAFE had converted into Conversion Units at the SAFE price immediately prior to the Company transaction. Neither such Company transaction nor equity financing occurred as of the October 2024 Restructuring when the SAFE transferred to SAJA.

9.	LEASES

The Company leased an office space and a residential apartment. The operating leases are short-term leases that have an expected term of 12 months or less at lease commencement. Lease costs associated with the short-term leases totaled $10,700 and $23,112 for the years ended December 31, 2024 and 2023, respectively. Leases transferred to RT2 LLC as of the October 2024 Restructuring.

Remainder of page intentionally left blank.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Financial Statements
For the Years Ended December 31, 2024 and 2023

10.	MEMBERS’ EQUITY

The Company had issued the following equity units:

	2024	2023
Series A Units, 1,500,000 units authorized; all units were assigned to SAJA during 2024	-	500,000
Common Units, 3,500,000 units authorized; all units were assigned to SAJA during 2024	-	230,000
Series B, 400,000 units authorized, all units were contributed to SAJA during 2024	-	-

11.	GOING CONCERN

The Company is a start up with expected operating losses. The Company continues to fund these losses with additional equity contributions and debt advanced by related parties and other financing sources during the operating year. The advances are not fully committed through April 2026. The Company had operated at a net loss in 2024 of $522,309 and the cash flow from operations was negative $508,970. The promissory note outstanding at December 31, 2024 has a current maturity date in the coming 12 months. These facts and circumstances raise substantial doubt about the Company’s ability to continue as a going concern for a period of 12 months from the date of these financial statements.

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet all of its payment obligations through January 2027. Management acknowledges that uncertainty remains over the ability of the Company to meet its funding requirements and to refinance or repay its borrowing facility as it comes due. If for any reason the Company is unable to continue as a going concern, it could have an impact on the Company’s ability to realize assets at their recognized values, in particular website software and other intangible assets, and to extinguish liabilities in the normal course of business at the amounts stated in the financial statements.

12.	SUBSEQUENT EVENTS

The Company evaluated all subsequent events through January 27, 2026, the date the financial statements were available to be issued.

Item 8. Exhibits

Exhibit Index

Exhibit No.	Description
2.1	Certificate of Formation of RoyaltyTraders LLC*
2.2	Amended and Restated Limited Liability Company Agreement of RoyaltyTraders LLC@@@
3.1	Form of SAFE Agreement offered to Regulation Crowdfunding Investors^
4.1	Form of Subscription Agreement**
6.1	“Hit the Quan” Royalty Share Agreement*
6.2	Form of Listing Agreement@@@
6.3	Note Purchase Agreement, Convertible Note and Warrant between the Company and Alex Guiva dated November 23, 2021**
6.4	Amendment to Convertible Note and Warrant between the Company and Alex Guiva dated November 23, 2021****
6.5	Amendment to Convertible Note between the Company and Alex Guiva@
6.6	“Chippass” Royalty Share Agreement***
6.7	Amended and Restated Unsecured Promissory Note effective June 14, 2024 between the Company and The Kingdom Trust Company, Custodian, FBO Sean Peace IRA.@
6.8	Convertible Promissory Note - Line of Credit Agreement between the Company and Alex Guiva dated October 28, 2022^^^
6.9	Warrant Purchase Agreement dated October 28, 2022 between the Company and Alex Guiva^^^
6.10	“Fear No More” Royalty Share Agreement^^
6.11	“Onyx, Travis Scott, The Notorious B.I.G. = = More” Royalty Share Agreement^^^
6.12	“Cross Me” Royalty Share Agreement^^
6.13	“Young L” Royalty Share Agreement+
6.14	“Cainon Lamb” Royalty Share Agreement+
6.15	“Erik Cain” Royalty Share Agreement+
6.16	“No Scrubs – TLC Version”, “Creep – TLC Version”, and “Diggin’ On You – TLC Version” Royalty Share Agreement (and Form of Addendum)++
6.17	OneOf Agreement (and Form of Addendum)++
6.18	Amended and Restated Promissory Note originally issued on March 27, 2023 ($100,000)++
6.19	Amendment to Amended and Restated Promissory Note originally issued on March 27, 2023 ($100,000)@
6.20	“Swish Swish” Royalty Share Agreement#
6.21	Promissory Note, as amended, between the Company and Alex Guiva ($73,000)@
6.22	Promissory Note between the Company and Alex Guiva dated May 9, 2024 ($74,000)@
6.23	“Beyonce’s Radio” Royalty Share Agreement@@
6.24	“Cainon Lamb (Beyonce Countdown and More)” Royalty Share Agreement@@
6.25	“Justin Bieber’s Rockin Around the Christmas Tree” Royalty Share Agreement@@
6.26	“Young Thug – Best Friend” Royalty Share Agreement@@
6.27	Contribution and Exchange Agreement – Sean Peace@@@
6.28	Contribution and Exchange Agreement – Alex Guiva@@@
6.29	Asset Transfer (Assignment and Assumption) Agreement dated October 17, 2024 between the Company and RT2, LLC@@@

Exhibit No.	Description
6.30	Services Agreement dated October 11, 2024 between the Company and RT2, LLC@@@
6.31	“Under Pressure” Royalty Share Agreement= =
6.32	“I Want It All” Royalty Share Agreement= =
6.33	“The Show Must Go On” Royalty Share Agreement= =
6.34	“Bohemian Rhapsody Soundtrack” Royalty Share Agreement= =
6.35	“A Kind of Magic” Royalty Share Agreement= =
6.36	“Anything At All – 2024 Version (Mitch Malloy)” Royalty Share Agreement= =
6.37	“Duran Duran’s Ordinary World” Royalty Share Agreement &
6.38	“Duran Duran’s Come Undone” Royalty Share Agreement &
6.39	“Zardonic’s Raise Hell” Royalty Share Agreement &
6.40	“Jimmie Allen’s Down Home” Royalty Share Agreement &
6.41	“Jimmie Allen’s Freedom Was A Highway” Royalty Share Agreement &
6.42	“Jimmie Allen’s Best Shot” Royalty Share Agreement &
8	Form of Escrow Agreement*
9	Letter, dated January 30, 2026, from Armanino LLP to the Securities and Exchange Commission

&	Incorporated by reference to the exhibit to the Company’s offering statement on Form 1-A POS filed with the SEC on March 21, 2025.
@	Incorporated by reference to the exhibit to the company’s Form 1-K filed with the SEC on June 18, 2024.
@@	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on July 1, 2024
@@@	Incorporated by reference to the exhibit to the company’s Semi-Annual Report on Form 1-SA filed with the SEC on October 18, 2024
#	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on November 17, 2023
*	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A filed with the SEC on May 21, 2021, and incorporated by reference herein.
**	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed December 29, 2021, and incorporated by reference herein.
***	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed July 27, 2022 and incorporated by reference herein.
****	Incorporated by reference to the exhibit to the company’s annual report on Form 1-K, filed May 2, 2022, and incorporated by reference.
^	Incorporated by reference to the exhibit to the company’s semi-annual report on Form 1-SA filed September 27, 2022.
^^	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed November 18, 2022.
^^^	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed December 21, 2022.
+	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on February 17, 2023, and incorporated by reference herein.
++	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on June 14, 2023, and incorporated by reference herein.
+++	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on July 19, 2023, and incorporated by reference herein.
=	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A filed with the SEC on October 21, 2024.
= =	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A/A filed with the SEC on December 16, 2024.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 30, 2026.

ROYALTYTRADERS LLC

By:	/s/ Sean Peace
Sean Peace Manager of SAJA LLC, the Manager of the RoyaltyTraders LLC

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Sean Peace	Manager of SAJA LLC, the Manager of the RoyaltyTraders LLC, and the principal executive officer, principal financial officer, and principal accounting officer of RoyaltyTraders LLC	on January 30, 2026
Sean Peace

/s/ Alexander Guiva	Manager of SAJA LLC, the Manager of the RoyaltyTraders LLC	on January 30, 2026
Alexander Guiva